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                            September 14, 2023

       Jay L. Schottenstein
       Chief Executive Officer, Chairman of the Board and Director American Eagle Outfitters, Inc.
       77 Hot Metal Street
       Pittsburgh, PA 15203

                                                        Re: American Eagle
Outfitters, Inc.
                                                            Form 10-K for
Fiscal Year Ended January 28, 2023
                                                            Filed March 13,
2023
                                                            Form 10-Q for
Fiscal Quarter Ended July 29, 2023
                                                            Filed September 6,
2023
                                                            Item 2.02 Form 8-K
filed September 6, 2023
                                                            Response dated
September 6, 2023
                                                            File No. 001-33338

       Dear Jay L. Schottenstein:

              We have reviewed your September 6, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 1, 2023 letter.

       Form 10-Q for Fiscal Quarter Ended July 29, 2023

       Financial Statements
       Note 12. Segment Reporting, page 25

   1. We read your response to comment 4 and the disclosure revisions you made. Please remove total adjusted
operating income, a non-GAAP measure, from your financial
                                                        statements. Show us
your revised disclosure. Refer to Item 10(e)(1)(ii)(C) of Regulation
                                                        S-K.
 Jay L. Schottenstein
American Eagle Outfitters, Inc.
September 14, 2023
Page 2


Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

2. We read your response to comment 2 and the disclosure revisions you made. In circumstances where there is more than one business reason for a change between periods, please quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, when discussing the period over period reasons for changes in each segment's adjusted operating income and general corporate expenses, you do not appear to provide quantification of the business reasons you note or discuss why SG&A costs and depreciation and amortization at the segment level were higher in the current period. Please provide us your revised disclosures. Refer to Item
         303 of Regulation S-K. Also, use consistent terminology throughout your filings and refer to each segment's measure of profit as adjusted operating income, like you do in the segment footnote to your financial statements.
Item 2.02 Form 8-K filed September 6, 2023

Exhibit 99.1, page 8

3. You present total segment net revenue, total segment adjusted operating income and total adjusted operating income in your Item 2.02 Form 8-K. Please either remove these non-
         GAAP measures or provide the disclosures required by Item 10(e) of Regulation S-K.
         Show us your revised disclosure. Refer to Item 10(e) of Regulation S-K and Question
         104.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameJay L. Schottenstein                       Sincerely,
Comapany NameAmerican Eagle Outfitters, Inc.
                                                             Division of
Corporation Finance
September 14, 2023 Page 2                                    Office of Trade &
Services
FirstName LastName